Exhibit (d)2

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of August 5, 2006, by and among Acxiom Corporation (the “Company” or “Acxiom”), on the one hand, and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., ValueAct Capital Management, LLC (collectively, the “ValueAct Group”), on the other hand.

RECITALS

A.    The ValueAct Group beneficially owns in the aggregate 10,325,355 shares of outstanding Acxiom Common Stock and has initiated a proxy solicitation (the “Proxy Solicitation”) to elect three individuals to the Acxiom Board of Directors (the “Acxiom Board”);

B.    The parties have agreed that the ValueAct Group shall withdraw its nominees to the Acxiom Board and terminate the Proxy Solicitation;

C.    Acxiom has informed the ValueAct Group that Acxiom intends to commence a $300,000,000 dutch auction self tender offer promptly following the execution of this Agreement;

D.    The Acxiom Board has determined that it is in the best interests of the stockholders of the Company to appoint one representative of the ValueAct Group and one ValueAct Group independent nominee to the Acxiom Board; and

E.    The Company and the ValueAct Group desire, in connection with the appointment of two members to the Acxiom Board, to make certain covenants and agreements with one another pursuant to this Agreement;

NOW THEREFORE, in consideration of the covenants and premises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows;

1.    The ValueAct Group hereby withdraws its nomination of Messrs. Jeffrey Ubben, Michael Lawrie and Louis Andreozzi, withdraws and terminates the Proxy Solicitation and shall promptly file with the SEC a request to withdraw the preliminary Schedule 14A filed by the ValueAct Group.

2.    Consistent with the matters contemplated in paragraphs 3 and 4 below, effective as of the date of this Agreement the Acxiom Board has increased the size of the membership of the entire Acxiom Board from 9 to 11. For the time period that Mr. Ubben remains a member of the Acxiom Board and subject to contractual obligations in effect prior to the date of this Agreement; the size of the membership of the Acxiom Board shall not exceed a total of 11 members.

3.    The Acxiom Board has appointed Mr. Ubben to serve on the Acxiom Board in the class whose term ends at the annual meeting of stockholders to be held in calendar 2008 and to serve on the Corporate Governance and Finance Committees of the Acxiom Board, subject to the execution of this Agreement.

4.    Prior to the first Acxiom Board meeting (the “First 2006 Board Meeting”) subsequent to Acxiom’s 2006 Annual Meeting of Stockholders (the “2006 Annual Meeting”), the ValueAct Group shall identify one independent individual who is not an employee, principal or affiliate of the ValueAct Group to serve as a director of Acxiom. Provided that such person is reasonably acceptable to the Acxiom Board, the Acxiom Board shall appoint such person at the First 2006 Board Meeting to be a member of the Acxiom Board in the class whose term ends at the annual meeting of stockholders to be held in calendar 2008.

5.    At the 2006 Annual Meeting, including any adjournment or postponement thereof, the ValueAct Group agrees to appear and vote all shares of Acxiom Common Stock beneficially owned by the ValueAct Group in favor of the election to the Acxiom Board of Charles Morgan, Ann Die Hasselmo and Bill Henderson and Michael J. Durham, the Acxiom Board’s nominees (the “Acxiom Slate”).

6.    From the date hereof through the 2006 Annual Meeting, the ValueAct Group shall not directly or indirectly engage in any activities in opposition to the election of the Acxiom Slate at the 2006 Annual Meeting.

7.    The ValueAct Group agrees that until the first year anniversary of this Agreement that it shall not sell or trade, whether directly or indirectly any securities of Acxiom, including without limitation, any derivative securities of Acxiom or related thereto, except with the prior written consent of the Executive Committee of the Acxiom Board. The ValueAct Group agrees that for so long as Mr. Ubben is a member of the Acxiom Board, the ValueAct Group will not acquire, whether directly or indirectly, any securities of Acxiom, including without limitation, any derivative securities of Acxiom or related thereto, except with the prior written consent of the Executive Committee of the Acxiom Board.

8.    From the date hereof through the 2007 Annual Meeting of Stockholders, the ValueAct Group agrees that it shall not, nor shall any member of the ValueAct Group permit any ValueAct Group controlled affiliate to act in concert with any person to, directly or indirectly, solicit or participate in any solicitation of proxies, written consents or similar authorizations with respect to any Acxiom voting securities or seek to advise or influence in any manner any person with respect to the voting of any Acxiom voting securities.

9.    The ValueAct Group agrees that it will cause its controlled affiliates to comply with the terms of this Agreement.

10.    Promptly following the execution of this Agreement, the Company and the ValueAct Group shall jointly issue a mutually agreeable press release announcing the terms of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ACXIOM CORPORATION

By:	/s/ Jerry C. Jones
Name: Jerry C. Jones Title: Vice President

VA PARTNERS, LLC

By:	/s/ George F. Hamel, Jr.
Name: George F. Hamel, Jr. Title: Managing Member

VALUEACT CAPITAL MASTER FUND, L.P.

By:	/s/ George F. Hamel, Jr.
Name: George F. Hamel, Jr. Title: Managing Member

VALUEACT CAPITAL MANAGEMENT, L.P.

By:	/s/ George F. Hamel, Jr.
Name: George F. Hamel, Jr. Title: Managing Member

VALUEACT CAPITAL MANAGEMENT, LLC

By:	/s/ George F. Hamel, Jr.
Name: George F. Hamel, Jr. Title: Managing Member

[SIGNATURE PAGE TO STOCKHOLDER AGREEMENT]

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